

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Via E-mail
Jeffrey A. Williams
Vice President Finance and Chief Financial Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

> **Re:** **America's Car-Mart, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed June 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 27, 2010**
> **Form 8-K**
> **Filed November 8, 2010**
> **File No. 000-14939**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Item 1. Business, page 3

1. Please disclose the basis for your statement that you are the largest publicly held automotive retailer in the United States focused exclusively on the "BuyHere/Pay Here" segment of the used car market.

2. We note the disclosure on page 4 that your average retail sales price was $9,137 in fiscal 2010. We also note the disclosure on page 7 that your customers pay between $3,000 and $6,000 per vehicle. Please reconcile the two disclosures.

Item 1A. Risk Factors, page 12

3. We note the statements in the first paragraph that you are subject to various risks and that there are risks not disclosed in this section because they are either unknown or immaterial. This section should describe all material risks and should not reference any unknown or immaterial risks. Please revise accordingly and provide us with your revised disclosure.

4. We note that you have not included a risk, other than the availability of real estate, relating to your growth strategy of increasing dealerships by 10% per year. Please confirm to us that you do not believe there are any material risks, other than risks currently disclosed in this section, that relate to such strategy. Alternatively, please add a risk factor to discuss the risks associated with such strategy and provide us with your revised disclosure.

Signatures, page 63

5. Please advise us whether Messrs Henderson and Williams signed the filing on behalf of you in their individual capacities as required by General Instruction D(2)(a) of Form 10-K. Please revise in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

Base Salary, page 19

6. Please discuss the factors considered by your compensation committee in deciding to increase Mr. Hight's and Mr. Williams's base salaries for fiscal 2010. See Item 402(b)(2)(ix) of Regulation S-K.

Long-Term Incentive Compensation, page 20

7. Please discuss your policies for allocating your long-term incentive compensation between stock options and restricted stock awards. See Item 402(b)(2)(ii)-(iii) of Regulation S-K.

Perquisites and Personal Benefits, page 21

8. We note the statement in the last sentence that no discretionary amounts for tax gross-ups were paid in fiscal 2010 or 2009. However, you disclose in footnote 1 to the Summary

Compensation Table that amounts were paid to your named executive officers in fiscal 2010 and 2009 to partially defray income taxes due upon vesting of restricted stock. Please revise.

Summary Compensation Table for Fiscal Years 2010, 2009, and 2008, page 22

9. We note that you disclosed the amounts paid to your named executive officers for tax gross-ups in the "Bonus" column. However, such amounts should be disclosed in the "All Other Compensation" column. See Item 402(c)(2)(ix)(B) of Regulation S-K. Please revise.

Outstanding Equity Awards at 2010 Fiscal Year-End, page 29

10. We note that you have included 180,000; 72,000; and 108,000 options for Messrs. Henderson, Williams and Hight, respectively, in the column "Number of Securities Underlying Unexercised Options (#) Exercisable." However, because this table should provide information as of your most recent fiscal year end and such options did not vest until after your most recent fiscal year end, such options should have been reported in the column "Number of Securities Underlying Unexercised Options (#) Unexercisable." Please confirm your understanding of this requirement. See Item 402(f) of Regulation S-K.

Change in Control Agreements, page 30

11. Please disclose your basis for providing a single trigger for payments in the event of a change in control. See Item 402(b)(2)(xi) of Regulation S-K.

12. Please clarify why the change in control payments are different based on whether or not the named executive officer was terminated without cause in connection with the change in control. We note the statement in the second paragraph, third sentence that if a named executive officer is terminated without cause in connection with a change in control, then he is treated as being employed on the date the change in control becomes effective. You also disclose in the second paragraph, first sentence the potential payments to a named executive officer if he is employed on the date the change in control becomes effective. Accordingly, it does not appear that change in control payments should be different based on whether or not the named executive officer was terminated without cause in connection with the change in control.

13. Please disclose what it means for a named executive officer to be terminated "without cause in connection with a change in control." See Item 402(j)(1) of Regulation S-K.

<u>Transaction with Related Persons, Promoters and Certain Control Persons, page 32</u>

14. Please disclose the standards applied by your audit committee when reviewing transactions with related persons. See Item 404(b)(1)(ii) of Regulation S-K.

<u>Form 8-K filed November 8, 2010</u>

15. We note that it appears that you have included only Schedule 1.1 to the Loan and Security Agreement in Exhibit 4.1. While you may exclude schedules for agreements filed pursuant to Item 601(b)(2) of Regulation S-K, a similar exemption does not exist for agreements filed pursuant to Item 601(b)(4) of Regulation S-K. Please re-file the entire Loan and Security Agreement, including all schedules, with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director